                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          CHESAPEAKE ENERGY CORPORATION
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   165167107
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                                 (CUSIP Number)

                                 Floyd C. Wilson
                                 8400 Killarney
                              Wichita, Kansas 67206
                                 (316) 634-1070
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 10, 1998
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 165167107                   13D                   PAGE  2  OF  2 PAGES

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1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
      (Entities Only)

           FLOYD C. WILSON
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2      Check the Appropriate Box if a Member of a Group         (a) [ ]
       (See Instructions)                                       (b) [ ]
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3      SEC Use Only

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4      Source of Funds (See Instructions)

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5      Check if Disclosure of Legal Proceedings is Required Pursuant to
       Item 2(d) or 2(e)

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6      Citizenship or Place of Organization

       UNITED STATES
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      Number of             7      Sole Voting Power

       Shares                      5,302,275
                     -----------------------------------------------------------
    Beneficially            8      Shared Voting Power

      Owned by                     550,452
                     -----------------------------------------------------------
        Each                9      Sole Dispositive Power

      Reporting                    5,302,275
                     -----------------------------------------------------------
     Person With           10      Shared Dispositive Power

                                   550,452
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           5,852,727
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
           (See Instructions)

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   13      Percent of Class Represented by Amount in Row (11)

           5.845
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   14      Type of Reporting Person (See Instructions)

           IN
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CUSIP No. 16516707                     13D                     Page 3 of 4 Pages
         ---------                                                  --  ---

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   Under the Securities Exchange Act of 1934

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, $.01 par value per share, of Chesapeake Energy Corporation, an Oklahoma corporation.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Floyd C. Wilson

     (b)  8400 Killarney, Wichita, Kansas 67206

     (c) Former President, Chief Executive Officer and Chairman of the Board of Hugoton Energy Corporation, 301 N. Main, Suite 1900, Wichita,
          KS 67202

     (d)  N/A

     (e)  N/A

     (f)  U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Wilson acquired his shares of common stock of Chesapeake Energy Corporation pursuant to the merger among Chesapeake Energy Corporation, Chesapeake Acquisition Corp. and Hugoton Energy Corporation, which merger was effective on March 10, 1998.

ITEM 4.   PURPOSE OF TRANSACTION.

     Mr. Wilson acquired his shares of common stock of Chesapeake Energy Corporation pursuant to the merger among Chesapeake Energy Corporation, Chesapeake Acquisition Corp. and Hugoton Energy Corporation, which merger was effective on March 10, 1998.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Wilson individually owns 4,977,275 shares of common stock of Chesapeake Energy Corporation. His wife, Carol E. Wilson owns 130,000 shares; Wilvest, L.P., a Kansas limited partnership in which Mr. Wilson is a partner owns 130,000 shares and the Wilson Foundation, a private foundation in which Mr. Wilson is a trustee, owns 130,000 shares. Mr. Wilson

CUSIP No. 16516707                     13D                    Page 4 of 4 Pages
         ---------                                                ---  ---

also holds options to purchase an additional 325,000 shares of common stock of Chesapeake Energy Corporation. The 5,852,727 shares of common stock of Chesapeake Energy Corporation beneficially owned by Mr. Wilson represent, to the best of Mr. Wilson's knowledge, 5.845% of the outstanding common stock of Chesapeake Energy Corporation, on the basis of 100,095,857 outstanding shares such common stock.

     (b) The responses of Mr. Wilson to Items 7 through 11 and Item 13 on the cover page of this Schedule 13D relating to beneficial ownership are incorporated herein by reference.

     (c) Except as set forth above, Mr. Wilson has not engaged in any transaction in the class of securities reported on during the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Registration Rights Agreement dated March 10, 1998, and among Chesapeake Energy Corporation, Floyd C. Wilson, Wilvest, L.P., Wilson Foundation, Comdisco, Inc., American Gas & Oil Investors, Limited Partnership, and First Reserve Fund V, Limited Partnership.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

     Not Applicable

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                March 18, 1998
                               ------------------------------------------------
                                                    (Date)


                                             /s/ Floyd C. Wilson
                                ------------------------------------------------
                                                  (Signature)



                                                  Floyd C. Wilson
                                ------------------------------------------------
                                                  (Name and Title)